UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Commission File Number: 001-15116

CANADA LIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

330 University Avenue, Toronto, Ontario M5G 1R8

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☒

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CANADA LIFE FINANCIAL CORPORATION

EXHIBITS TO FORM 6K

Exhibit

Press Release	99.1

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION

(Registrant)

Date: July 7, 2003	By: /s/ Roy W. Linden

Roy W. Linden Secretary and Chief Compliance Officer

Exhibit 99.1

News Release

Great-West Lifeco and Canada Life

announce results of elections by Canada Life Shareholders

WINNIPEG AND TORONTO, July 7, 2003 - Great-West Lifeco Inc. and Canada Life Financial Corporation today announced the proration calculations with respect to the elections made by holders of Canada Life common shares for consideration payable in connection with the combination transaction between Canada Life and Great-West Lifeco.

Under the terms of the transaction, Canada Life shareholders could elect to receive, in respect of each Canada Life share they held:

  $44.50 in cash (maximum cash to be paid limited to approximately $4.4 billion);
  1.1849 common shares of Great-West Lifeco (maximum number of shares to be issued limited to approximately 56.0 million);
  1.78 Great-West Lifeco Series E 4.80% non-cumulative 10-year soft retractable preferred shares (maximum number of shares to be issued limited to 24.0 million);
  1.78 Great-West Lifeco Series F 5.90% non-cumulative perpetual preferred shares (maximum number of shares to be issued limited to 8.0 million); or
  a combination of these alternatives,

subject to proration and maximum amounts noted.

Based on 159,922,619 Canada Life common shares outstanding on July 3, 2003 (which number excludes Canada Life shares held by Great-West Lifeco and its subsidiaries in general accounts), valid elections representing approximately 76 per cent of the outstanding Canada Life common shares were received by the election deadline.

Of the shares in respect of which valid elections were made, approximately 19.69 million were elected for cash, approximately 4.84 million were elected for Great-West Lifeco Series E shares and approximately 1.68 million were elected for Great-West Lifeco Series F shares. As these elections did not exceed the applicable available maximums, shareholders who elected to receive cash, Series E or Series F shares will be entitled to receive the cash or such shares elected.

Of the shares in respect of which valid elections were made, approximately 96.0 million were elected for Great-West Lifeco common shares, resulting in total elections of approximately 113.75 million Great-West Lifeco common shares, being approximately 203 per cent of the maximum amount available. All holders who validly elected Great-West Lifeco common shares in respect of some or all of their Canada Life common shares will, as a result of proration, receive Great-West Lifeco common shares for approximately 49 per cent of their common share elections.

Holders will be entitled to receive, in respect of each Canada Life share which remains unallocated as a result of this proration (and holders of shares in respect of which a valid election was not submitted prior to the election deadline will also be entitled to receive) the following approximate per-share consideration: $38.65, 0.1763 Great-West Lifeco Series E shares and 0.0575 Great-West Lifeco Series F shares.

Shareholders who hold certificates for their shares must submit those certificates to the depositary, Computershare Trust Company of Canada, to receive payment for their shares.

The transaction is expected to close on July 10, 2003.

About Canada Life

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company. The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, had total assets under administration in excess of $68 billion at year-end 2002. Headquartered in Toronto, Canada Life operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

About Great-West Lifeco

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries - The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States - serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

This release contains forward-looking statements which are based on current expectations and projections about future events and are subject to, among other things, risks, uncertainties and assumptions that could cause actual events and results to differ materially from those expressed or implied by forward-looking statements. Neither Great-West Lifeco Inc. nor Canada Life Financial Corporation undertake to update these forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned against undue reliance on these forward-looking statements.

This news release does not constitute an offer to sell or the solicitation of an offer to buy shares of Canada Life Financial Corporation or Great-West Lifeco Inc.

- end -

For information, please contact:

Marlene Klassen

Director, Media and Public Relations

Great-West Lifeco Inc.

Tel: (204) 946-7705

E-mail: marlene.klassen@gwl.ca

Brian Lynch

Vice President, Investor Relations and Corporate Communications

Canada Life Financial Corporation

Tel: (416) 597-1440, ext. 6693

E-mail: brian_lynch@canadalife.com